UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-KSB ☐ Form 10-QSB ☐ Form 11-K ☐ Form N-SAR

For Period Ended: December 31, 2006

☐ ☐ ☐ ☐ ☐	Transition Report on Form 10-K and Form KSB Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q and Form 10-QSB Transition Report on Form N-SAR

For the transition period ended _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full name of registrant: Ener1, Inc.

Former name if applicable:

Address of principal executive office (Street and Number):   500 West Cypress Creek Road, Suite 100

City, State and Zip Code: Ft. Lauderdale, Florida 33309

PART II- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The Company could not complete the Form 10-KSB within the prescribed time because the Company’s management was unable to complete the review of its consolidated financial statements by April 2, 2007. The delay could not be cured without unreasonable effort or expense. The Company represents that the Form 10-KSB will be filed no later than the 15th day following the date on which Form 10-KSB was due.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Ajit Habbu (Name)	(954) 556-4020 (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $41 million for the year ended December 31, 2006, compared to net income of $29 million for the year ended December 31, 2005. The Company expects net loss for the year ended December 31, 2006 will include a loss on derivative liabilities of $146,000 as compared to a gain on derivative liabilities of approximately $71 million for the year ended December 31, 2005 resulting from changes in the accounting value of freestanding and embedded derivative liabilities, primarily due to declines in the market price of the Company’s common stock,. The decrease of approximately $71 million accounts for substantially all of the year-over-year difference in net income (loss).

The results of operations discussed above for the year ended December 31, 2006 have not yet been audited by the Company's auditors and are subject to change based on such audit.

Ener1, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 2, 2007	By:	/s/ /s/ Ajit Habbu
Ajit Habbu Chief Financial Officer